Exhibit (c)(i)

                     CENTURY PROPERTIES GROWTH FUND XXII
                           (A Limited Partnership)

                                   NOTE 2 TO
                      CONSOLIDATED FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

2.  TRANSACTIONS WITH THE GENERAL PARTNER AND AFFILIATES

  In accordance with the Partnership Agreement, the Partnership may be charged by the general partner and affiliates for services provided to the Partnership. From March 1988 to December 1992 such amounts were assigned pursuant to a services agreement by the general partner and affiliates to Metric Realty Services, L.P. ("MRS"), which performed partnership management and other services for the Partnership.

  On January 1, 1993, Metric Management, Inc. ("MMI"), successor to MRS, a company which is not affiliated with the general partner, commenced providing certain property and portfolio management services to the Partnership under a new services agreement. As provided in the new services agreement, effective January 1, 1993, no reimbursements were made to the general partner and affiliates after December 31, 1992. Subsequent to December 31, 1992, reimbursements were made to MMI. On December 16, 1993, the services agreement with MMI was modified and, as a result thereof, MGP began directly providing cash management and other Partnership services on various dates commencing December 23, 1993. On March 1, 1994, NPI Management commenced providing certain property management services. Related party expenses for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                       1994        1993        1992
                                    ----------  ----------  ----------

Property management fees            $  825,000  $        -  $  925,000
Reimbursement of expenses:
  Partnership accounting and
    investor services                  158,000           -     266,000
Professional services                   20,000           -      58,000
                                    ----------  ----------  ----------
Total                               $1,003,000  $        -  $1,249,000
                                    ==========  ==========  ==========

  Property management fees are included in operating expenses. Reimbursed expenses are primarily included in general and administrative expenses.

  In accordance with the Partnership Agreement, the general partner received a Partnership management incentive allocation equal to ten percent of net and taxable income (losses) and cash distributions. The general partner was also allocated its two percent continuing interest in the Partnership's net and taxable income (losses) and cash distributions after the above allocation of the

Partnership management incentive.